Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15027227

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section RECEIVED JUN 26 2015 WASH., DC

SEC FILE NUMBER
8- 24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Financial Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Sawyer Road
(No. and Street)

Waltham	Massachusetts	02453-3483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor	Boston	Massachusetts	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Ims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Network, as of December, 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINETTE A GIBLIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 2, 2018

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH *financial network*

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

YEARS ENDED DECEMBER 31, 2014 AND 2013

(Public)

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Commonwealth Financial Network^{SM}
A Registered Service Mark for Commonwealth Equity Services, Inc.

We have audited the accompanying statement of financial condition of Commonwealth Financial Network^{SM} as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act ("CEAct"), and the related notes to the financial statement. Commonwealth Financial Network^{SM}'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Commonwealth Financial Network^{SM} as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
February 25, 2015

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Commonwealth Financial Network^{SM}
A Registered Service Mark for Commonwealth Equity Services, Inc.

Report on the Financial Statements

We have audited the accompanying financial statement of Commonwealth Financial Network ^{SM} ("Commonwealth" or the "Company"), a Registered Service Mark for Commonwealth Equity Services, Inc., which comprises the statement of financial condition as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act ("CEAct"), and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Commonwealth Financial Network℠ as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
February 24, 2014

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

	2014	2013
Assets		
Cash and cash equivalents	$ 50,715,927	$ 47,987,654
Restricted cash and cash equivalents	3,663,704	3,435,546
Receivables:		
Brokers and clearing organizations	24,269,718	20,921,864
Employees and registered representatives	32,491,371	22,723,977
Other	30,427	82,055
Securities owned, at fair value	48,454,423	37,856,322
Property and equipment, net	14,168,635	14,310,931
Deferred tax assets	1,216,303	999,980
Other assets	4,644,176	2,953,354
Deposits with clearing organizations	50,000	50,000
Total Assets	$ 179,704,683	$ 151,321,682
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 16,198,705	$ 14,704,564
Accrued deferred compensation	47,803,785	43,392,528
Payables:		
Brokers and clearing organizations	12,031,157	10,825,678
Trade and reimbursements	5,439,373	5,448,953
Dividends payable	10,898,019	5,058,210
Deferred revenue	--	666,667
Subordinated borrowings - related parties	78,405,000	61,905,000
Other liabilities	47,127	397,096
Income tax payable	--	53,076
Due to affiliates	394,198	538,105
Total Liabilities	171,217,364	142,989,877
Commitments and contingencies (Note 10)		
Shareholders' Equity		
3,400,000 shares authorized and 2,400,000 shares issued and outstanding at December 31, 2014 and 2013	3,254,564	3,254,564
Retained earnings	5,232,755	5,077,241
Total Shareholders' Equity	8,487,319	8,331,805
Total Liabilities and Shareholders' Equity	$ 179,704,683	$ 151,321,682

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network℠ is a Registered Service Mark of Commonwealth Equity Services, Inc. ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer and registered investment advisor that is the "home office" for its national network of independent registered representatives and independent advisor representatives. These representatives (advisors) are licensed to sell securities through the Company by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA and with the Securities and Exchange Commission (the "SEC"). The Company is also subject to regulation by the U.S. Commodities Futures Trading Commission (the "CFTC") and the National Futures Association. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (k)(2)(ii)provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SECURITIES OWNED

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are recorded at fair value with the resulting net unrealized gains and losses reflected in current operations.

FAIR VALUE MEASUREMENT

The Company conducts its principal trading through three designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second and third account is used to facilitate fixed income trading for two advisors and may carry positions overnight. These securities are normally held in the account for no longer than thirty days and are recorded at fair value.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENT (CONTINUED)

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure Fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been provided for.

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of ninety days or less.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. All capitalized internal use software development costs are amortized using the straight-line method over the estimated useful life, ranging from three to five years, once placed in service.

INCOME TAXES

The Company has elected to be treated as an S Corporation. As such, the Company has no federal tax liabilities. Its federal taxable income is reported on the tax returns of its shareholders. However, the Company was liable for state taxes levied on S Corporations by Massachusetts, California, and Texas.

The Company recognizes deferred tax liabilities and assets for expected future state income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

DEFERRED COMPENSATION

The Company recognizes the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FAIR VALUE MEASUREMENTS

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Debt Securities				
Municipal bonds	$ --	$ 1,636,945	$ --	$ 1,636,945
Corp bonds	--	372,392	--	372,392
REITs	--	986,248	--	986,248
Equities				--
Mutual funds	15,683,145	--	--	15,683,145
Fixed income mutual funds	29,775,693	--	--	29,775,693
Total securities owned	$ 45,458,838	$ 2,995,585	$ --	$ 48,454,423

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Debt Securities				
Municipal bonds	$ --	$ 4,264,546	$ --	$ 4,264,546
Corp bonds	--	367,460	--	367,460
REITs	--	1,018,584	--	1,018,584
Equities				-
Mutual funds	15,646,279	--	--	15,646,279
Fixed income mutual funds	16,559,452	--	--	16,559,452
Total Securities Owned	$ 32,205,731	$ 5,650,591	$ --	$ 37,856,322

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

Investments in mutual funds, including money market mutual funds, are generally priced at the ending net asset value (NAV) provided by the service agent of the funds. These securities will be categorized as Level 1 securities.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds will be categorized in Level 2 of the fair value hierarchy.

Investments in REITs are generally valued based on external broker quotes using external price/spread data. If external price data is not observable, the valuation is either based on prices of comparable securities or based on the net asset value (NAV) as published by the REIT managers. Investments in REITs are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

Auction rate securities are generally valued based on external broker quotes using external price/spread data. If external price data is not observable, the valuation is either based on prices of comparable securities or cash flow models that consider inputs including default rates, conditional prepayment rates, loss severity, expected yield to maturity and other inputs specific to each security. Auction rate securities are generally categorized in level 2 or level 3 of the fair value hierarchy.

Corporate bonds when valued using market quotations in an active market, will be categorized as Level 1 securities. However, they may be valued on the basis of prices furnished by a pricing service when the Company believes such prices more accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. These securities will generally be categorized as Level 2 securities. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when certain restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company. These securities will be categorized as Level 3 securities.

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents activity in assets measured using Level 3 inputs as of December 31, 2014 and 2013:

	Fair Value Measurements Using Level 3 Inputs				
	Investments				
	Level 3 Beginning Balance January 1, 2014	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2014
Auction Rate Securities	$ --	$ --	$ --	$ --	$ --

	Fair Value Measurements Using Level 3 Inputs				
	Investments				
	Level 3 Beginning Balance January 1, 2013	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2013
Auction Rate Securities	$ 1,470,500	$ 186,750	$ (1,657,250)	$ --	$ --

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2014 and 2013, there were trades that were pending settlement, resulting in a receivable from clearing organizations of $698,118 and $875,167, respectively, included in the statements of financial condition under receivable and payable brokers and clearing organizations.

NOTE 5 – ADVISOR LOANS

In order to assist advisors in setting up their respective businesses, the Company makes various loans to such individuals. These loans are generally forgivable over a five year period and forgiveness is based upon the achievement of specific production levels. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required. As of December 31, 2014 and 2013, the balances of advisor loans owed to the Company were $32,137,639 and $22,415,568 respectively. At December 31, 2014 and 2013 $23,287,577 (72%) and $14,188,714 (63%), respectively, of the outstanding amount was forgivable.

NOTE 6 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31:

	2014	2013
Computers, furniture and fixtures	$ 2,713,246	$ 2,591,349
Software	47,124,626	41,915,933
Leasehold improvements	7,689,702	6,495,634
	57,527,574	51,002,915
Less: accumulated depreciation	(43,358,938)	(36,691,985)
	$ 14,168,635	$ 14,310,931

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTIES

The lenders, consisting of the Company's principal shareholders, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2014 and 2013, $16,500,000 and $0, respectively, was loaned to the Company. In 2014 and 2013, the Company prepaid and simultaneously consolidated certain loans in the aggregate of $12,240,000 and $12,294,000, respectively. At December 31, 2014 and 2013, subordinated loans amounted to $78,405,000 and $61,905,000, respectively.

The Company has subordinated borrowings maturing as follows:

2015	0
2016	49,665,000
2017	28,740,000
Total	$ 78,405,000

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTIES (CONTINUED)

The interest rate on all subordinated debt is at the prime lending rate, plus an additional three percent (6.25%) at December 31, 2014 and 2013, payable monthly. All subordinated notes issued on or after November 30, 2011 have a minimum interest rate of 6%.

NOTE 8 – INCOME TAXES

The Company has recorded a provision for state income taxes, based on its taxable income, as well as a deferred benefit for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from capitalized software development costs, accruals, depreciation, and amortization. Deferred tax assets at December 31, 2014 and 2013 were $1,216,303 and $999,980, respectively.

The components of deferred tax assets (liabilities) are as follows as of December 31:

	2014	2013
Depreciation and amortization	$ 60,819	$ 58,562
Accruals	1,380,580	1,229,049
Capitalized software	(72,116)	(146,668)
Other	(152,980)	(140,963)
	$ 1,216,303	$ 999,980

NOTE 9 - OPTION PLANS

STOCK OPTION PLAN

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Plan") designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant options to its employees up to an aggregate of 1,000,000 options. Options granted under the Plan generally vest over a five-year period and expire 25 years from the grant date.

There were 521,810 and 481,227 options exercisable at December 31, 2014 and December 31, 2013, respectively. At December 31, 2013 and 2012 the weighted average exercise price of options outstanding was $78.77 and $74.44, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company leases office space in Waltham, Massachusetts, San Diego, California and Marlborough, Massachusetts with expiration dates in 2020, 2016, and 2020, respectively.

During July 2005, the Company began to lease additional space in its Waltham Massachusetts office and extended the lease term through 2020. As part of the lessor's requirement for leasing this additional office space in Waltham, the Company has set aside funds totaling approximately $2,700,000, which is included in restricted cash and cash equivalents on the Statement of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices and the rental receipts reduce the Company's overall rental costs. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2015	$ 4,011,243	$ 27,176
2016	3,378,799	14,782
2017	3,437,327	2,612
2018	3,449,192	2,612
2019	3,461,058	2,612
Thereafter	1,527,159	--
Total	$ 19,264,778	$ 49,794

LITIGATION AND CLAIMS

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2014 and 2013 the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned claims. The Company has accrued expenses for legal costs and potential settlements of approximately $110,000 for the years ended December 31, 2014 and 2013.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

DEFERRED COMPENSATION

The Company has entered into agreements (the "Agreements") with ten employees (the "Employees") that provide for the payment of deferred compensation upon termination of employment, subject to five-year vesting schedules. Following termination of employment, each of the Employees will be entitled to receive cash payments that in total equal the value of his or her vested deferred compensation as determined under terms of the Agreements. One of the employees terminated employment with the Company in 2013 and is now receiving payments of deferred compensation in accordance with the terms of the Agreement. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules.

EQUITY REPURCHASE OBLIGATION – MINORITY OWNER

The Company is obligated to repurchase the equity interest of a minority owner, also an employee, as a result of an agreement signed in 1999 (the "1999 Agreement"). Following termination of his employment and in exchange for his entire equity ownership interest, the minority owner will receive six semi-annual cash payments that in total equals the value of his equity interest, as determined under the terms of the 1999 Agreement.

NOTE 11 – RELATED PARTY TRANSACTIONS

DUE TO AFFILIATE

During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. These related parties are owned and controlled by a principal officer and shareholder of the Company. The balances consisted primarily of monies owed to and due from CES Insurance Agency, Inc. ("CESI"). CESI is an affiliated entity that assists the Company's independent advisors in the selling of insurance-based products. The Company provides ongoing operational and marketing services to CESI at prevailing market rates. At December 31, 2014 and 2013, the balance due to affiliated parties was $394,198 and $538,105, respectively.

DIVIDENDS

The Company declared dividends of $55,721,288 and $45,095,717 for the years ended December 31, 2014 and 2013, respectively.

NOTE 12 – CONCENTRATIONS

For the years ended December 31, 2014 and 2013, commissions receivable from the Company's clearing firm, National Financial Services, LLC, was $15,747,709 and $13,159,409, respectively, or 65% and 63%, respectively, of all receivables from brokers and clearing organizations.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013, the Company had net capital of $21,460,925 and $18,778,539, respectively, which was sufficient to meet the required net capital of $6,242,049 and $5,460,328, respectively. The Company's net capital ratio for December 31, 2014 and 2013 was 4.36 and 4.36 to 1, respectively.